

SECUF **16003673**

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2015__ AND ENDING __12/31/2015__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C. R. Davis & Company**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__939 Clocktower Drive, Suite A__
                              (No. and Street)

__Springfield__   __Illinois__   __62704__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Jeffrey R. Gibbs__   __(217) 793-0733__
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Kerber, Eck & Braeckel LLP__
                    (Name – if individual, state last, first, middle name)

__1000 Myers Building 1 W Old State Capital Plaza Springfield   Illinois   62701__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



Kerber, Eck & Braeckel LLP

CPAs and Management Consultants

OATH OR AFFIRMATION

I, __Jeffrey R. Gibbs__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __C. R. Davis & Company__ , as of __December 31__ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

> SUSAN N. GIBBS
> OFFICIAL SEAL
> Notary Public - State of Illinois
> My Commission Expires
> May 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2015 and 2014

CONTENTS



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C. R. Davis & Company as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of C. R. Davis & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. R. Davis & Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of C. R. Davis & Company's financial statements. The supplemental information is the responsibility of C. R. Davis & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 8, 2016

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2015	2014
ASSETS		
Cash	$ 40,178	$ 59,884
Receivable from brokers and dealers	12,518	12,166
Trading securities, at market value	77,543	75,187
Deferred income tax recoverable	21,209	21,943
Other assets	1,821	1,115
Equipment, net of accumulated depreciation of $ 8,973 and $ 8,760 at 2015 and 2014, respectively	447	660
	$ 153,716	$ 170,955

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
Accounts payable	$ 3,830	$ 18,823
Accrued payroll taxes	14,258	3,759
Commissions payable	13,386	28,247
	31,474	50,829
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 50 shares at 2015 and 2014	5,000	5,000
Additional contributed capital	55,874	55,874
Retained earnings	61,368	59,252
	122,242	120,126
	$ 153,716	$ 170,955

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2015	2014
Revenues		
Commissions	$ 258,464	$ 258,037
Investment income	2,711	3,542
Net dealer inventory and investment loss	(207)	(708)
	260,968	260,871
Expenses		
Advertising	174	218
Depreciation	213	403
Dues and assessments	2,223	2,226
Entertainment	537	644
Financial and news service	1,564	1,326
Insurance	21,176	23,107
Miscellaneous	3,782	4,950
Office supplies	3,624	4,994
Postage and printing	639	425
Professional fees	7,500	6,250
Rent	21,000	20,100
Salaries and commissions		
Stockholders	123,207	110,321
Others	51,428	57,122
Service fees	3,964	6,778
Taxes	10,362	10,366
Telephone	3,553	3,654
Utilities	3,172	3,671
	258,118	256,555
Income before income taxes	2,850	4,316
Income tax expense	734	914
NET INCOME	$ 2,116	$ 3,402

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2013	$ 5,100	$ 56,991	$ 56,337	$ 118,428
Retirement of stock	(100)	(1,117)	(487)	(1,704)
Net income for the year	-	-	3,402	3,402
Balance at December 31, 2014	5,000	55,874	59,252	120,126
Net income for the year	-	-	2,116	2,116
Balance at December 31, 2015	$ 5,000	$ 55,874	$ 61,368	$ 122,242

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2015	2014
Cash flows from operating activities		
Net income	$ 2,116	$ 3,402
Adjustments to reconcile net income to		
net cash provided by (used in) operating activities		
Investment inventory loss	207	708
Depreciation	213	403
Loss on disposal of equipment	-	63
Deferred income taxes	(408)	(845)
Change in assets and liabilities		
Increase in receivable from brokers and dealers	(352)	(1,278)
Increase in trading securities	(2,563)	(2,876)
Decrease in current taxes recoverable	1,142	1,759
(Increase) decrease in other assets	(706)	332
Increase (decrease) in accounts payable	(14,993)	14,449
Increase (decrease) in accrued payroll taxes	10,499	(10,275)
Increase (decrease) in commissions payable	(14,861)	3,303
Net cash provided by (used in) operating activities	(19,706)	9,145
Cash flows from investing activities		
Capital expenditures	-	(297)
Cash flows from financing activities		
Retirement of stock	-	(1,704)
Net increase (decrease) in cash	(19,706)	7,144
Cash at beginning of year	59,884	52,740
Cash at end of year	$ 40,178	$ 59,884

The accompanying notes are an integral part of these statements.

8

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

6. Trading Securities

The Company's securities are classified as trading securities and are valued at market as of December 31, 2015 and 2014. Accordingly, the financial statements reflect an unrealized loss of $ (207) and $ (3,492) for the years ended December 31, 2015 and 2014, respectively, and an accumulated unrealized gain of $ 17,750 and $ 17,957 at December 31, 2015 and 2014, respectively.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

8. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

As of December 31, 2015 and 2014, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during 2015 or 2014.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The federal and state income tax returns prior to 2011 are closed.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

10. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2015 through February 8, 2016, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2015	2014
Current provision		
Federal	$ 547	$ 1,035
State	595	724
	1,142	1,759
Deferred provision	(408)	(845)
	$ 734	$ 914

Deferred tax recoverable at December 31, consist of the following:

	2015	2014
Deferred taxes		
Net operating loss carryforward	$ 24,969	$ 25,967
Depreciation, net of tax expensing of equipment	(71)	(167)
Unrealized gains on securities	(3,831)	(4,143)
Foreign tax credit carryforward	142	181
Charitable contribution carryforward	-	105
	$ 21,209	$ 21,943

As of December 31, 2015, the Company had $ 107,000 in net operating loss carryforwards that have originated since 2008. These operating loss carryforwards will expire from 2028 through 2033.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2015 and 2014. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, respectively, the Company had net capital of $ 72,388 and $ 70,736, which were $ 67,388 and $ 65,736 in excess of its required net capital of $ 5,000 for 2015 and 2014. The Company's aggregate indebtedness to net capital ratio was .43 to 1 and .72 to 1 at December 31, 2015 and 2014, respectively.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

12

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 31, as follows:

	2015	2014
Level 1		
Mutual Funds	$ 60,848	$ 61,687
Stocks	16,695	13,500
	$ 77,543	$ 75,187

There were no Level 2 or Level 3 investments held in 2015 or 2014.

NOTE E - FIXED ASSETS

Details of the book value of equipment owned by the Company follow:

	2015	2014
Cost	$ 9,420	$ 9,420
Accumulated depreciation	8,973	8,760
Book value	$ 447	$ 660

NOTE F - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2015 and 2014. The Company paid Mr. Gibbs rent totaling $ 19,200 and $ 18,300 during 2015 and 2014, respectively. Rental of the building is on a month to month basis.

SUPPLEMENTARY INFORMATION

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2015

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 122,242
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		122,242
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		122,242
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 38,069	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	38,069
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		84,173
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	11,631	
	D. Undue concentration	154	
	E. Other	-	11,785
10.	Net Capital		$ 72,388

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1 - CONTINUED

December 31, 2015

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)	$	2,098
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		67,388
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		66,388

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$	31,474
17.	Add:			
	A. Drafts for immediate credit	$	-	
	B. Market value of securities borrowed where no equivalent value is paid or credited		-	
	C. Other unrecorded amounts		-	-
19.	Total aggregate indebtedness		$	31,474
20.	Ratio of AI/NC			.43 to 1

No material difference exists between the FOCUS IIA Submission of the Computation of Net Capital Under Rule 15C3-1 and the computation contained herein.

C. R. DAVIS & COMPANY

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015



Kerber, Eck & Braeckel LLP



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C. R. Davis & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which C. R. Davis & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C. R. Davis & Company stated that C. R. Davis & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C. R. Davis & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C. R. Davis & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 8, 2016

C. R. DAVIS & COMPANY
INVESTMENT SECURITIES
939 CLOCKTOWER DRIVE SUITE A
SPRINGFIELD, ILLINOIS 62704
217 793 0733   FAX 217 793 0792

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-00859
FINRA Registration Number: 1593

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

C. R. Davis & Company is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

C. R. Davis & Company met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2015 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of C. R. Davis & Company.

_____   ___1/28/16_____
Jeffrey R. Gibbs   Date
President